CID Holdco, Inc.

7500 Old Georgetown Road

Suite 901

Bethesda, Maryland 20814

SEE ID, Inc.

7500 Old Georgetown Road

Suite 901

Bethesda, Maryland 20814

November 5, 2024

VIA OVERNIGHT COURIER AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Anastasia Kaluzienski Robert Littlepage Mariam Mansaray Jan Woo

Re:	CID Holdco, Inc.

Registration Statement on Form S-4

Filed October 11, 2024

File No. 333-282600

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated October 30, 2024 (the “Comment Letter”), in respect of CID Holdco, Inc.’s (“we”, “us”, “our” or the “Registrant”) Registration Statement on Form S-4, filed with the Commission on October 11, 2024 (the “Registration Statement”).

The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the comment number set forth in the Comment Letter. For your convenience, the comments have been reproduced below, together with our responses.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Draft Registration Statement on Form S-4

Cover Page

1.	Staff’s comment: Total pro forma common stock in the table on page xvi does not agree with that in tables elsewhere throughout the filing. Please revise as needed for consistency and accuracy.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page [xvi] of the Amendment.

Summary of the Proxy Statement/Prospectus, page 1

2.	Staff’s comment: We note your response to prior comment 8. Please add the 25% redemption scenario as indicated in the paragraph preceding the table on the cover page and page 8.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and page 8 of the Amendment.

3.	Staff’s comment: Please disclose on the cover page and in the summary section the tier of the OTC market on which SUAC Class A Common Stock, SUAC Warrants and SUAC Units are quoted.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and page 1 of the Amendment.

4.

Staff’s comment: We note your response to comment 2 and note your disclosure on page 113 that as of the date of this prospectus, no PIPE investment has been made. We also note your disclosure on page 3 that, “SUAC shall have cash and cash equivalents in an aggregate amount of not less than $6,000,000 including the cash available to SUAC from the Trust Account (after any redemptions by the SUAC stockholders and the payment of any Trust Account expenses) and the proceeds from the PIPE Financing, after deducting all Outstanding SUAC Expenses, all Outstanding SEE ID Expenses, and all Company Change of Control Payments...” Given that no PIPE investment has been made and these proceeds are not guaranteed, please revise this statement to note that the proceeds from the PIPE financing are not guaranteed as a PIPE investment has yet to be made.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3 of the Amendment.

Risk Factors

“Our dependence on a limited number of joint design manufacturers and suppliers of manufacturing services . . . page 52

5.

Staff’s comment: We note your response to comment 12 where you state that SEE ID has not experienced component shortages to date. However, in your disclosure on page 52 of the Amended registration statement, you state, “We have in the past experienced and may in the future experience component shortages...” Please revise the disclosure to reconcile these inconsistencies.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 52 of the Amendment.

The Business Combination Proposal, page 97

6.

Staff’s comment: We note your response to comment 14 where you state that at the time the letter was executed by SUAC and SEE ID there was no definitive agreement, plan, arrangement, commitment or understanding, conditional or otherwise, regarding any merger or business combination transaction between the parties and that the LOI was superseded by the Business Combination Agreement. We also note your disclosure on page 113 that the LOI, among other things, contemplated a pre-money, fully diluted enterprise value ranging from $130 million and also provided for entry into lock-up agreements, a registration rights agreement, voting agreement and a new equity incentive plan. Please revise your disclosure to summarize the terms of the LOI including the initial valuation attributed to the transaction and any analyses that were utilized to determine such valuation. See Item 1605(a) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 114 of the Amendment.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 142

7.

Staff’s comment: Please provide us with your detailed calculations to arrive at pro forma adjustment (N) for each scenario and revise, as appropriate, to provide additional disclosure that supports these calculations.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 144 of the Amendment.

8.

Staff’s comment: We note your response to prior comment 18 and reissue in part. Please fully disclose the details of the fee waiver arrangement in your business combination discussion and throughout the filing as appropriate. Specifically, please disclose how the waiver was obtained and why Citigroup agreed to the waiver.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 111 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Form Condensed Combined Balance Sheet, page 148

9.	Staff’s comment: The pro forma balance sheet information should be limited to the latest balance sheet included in the filing. Please remove the pro forma balance sheet as of December 31,2023.

Response: The Registrant respectfully acknowledges the Staff’s comment and has removed the pro forma balance sheet as of December 31, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of

SUAC, page 162

10.	Staff’s comment: Please add disclosure for your results for the six months ended June 30, 2023.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 159 of the Amendment.

11.

Staff’s comment: We note your response to prior comment 23, including the table on page 169 summarizing the state of development of each of your software products and service offerings. It is unclear what costs are included in “remaining estimated costs”. Please enhance your disclosures to clarify and discuss the various estimated costs required to achieve commercialization, such as software development, marketing, compliance, etc.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 163 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of

SEE ID, page 182

12.	Staff’s comment: Throughout the tables in your MD&A revise the Q2 2024 column heading to indicate that information is as of or for the six months ended June 30, 2024.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 177, 178, 184 and 185 of the Amendment.

13.

Staff’s comment: We note that on page 183 you disclose that your platform is due for release in the fourth quarter of 2024. In addition, on page 185 you disclose that your solution is used by businesses of varying sizes across a broad range of industries. To add context to these disclosures please revise to discuss (1) the relationship between the solution currently used by customers and the platform set for release in the fourth quarter of 2024 and (2) the number of revenue generating customers using your solution. Additionally, ensure your discussion of platform and solution release dates is consistent throughout the filing.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 176-177 of the Amendment.

14.

Staff’s comment: We note your expanded disclosure on page 186, in response to prior comment 27. Please further expand your disclosure to address:

●    Discuss the most significant basis for your projections which you identify in your response letter as sales pipeline and contract backlog.

●    To ensure balanced disclosure discuss the net loss potential for the potential opportunity projects you referenced that are in the Contract Negotiation phase. For instance, discuss the nature and estimates of other costs, including cost of sales, that you expect to incur under the anticipated contracts.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 181-182 of the Amendment.

SEE ID, Inc. Financial Statements

Software Development Costs, page F-55

15.

Staff’s comment: We note in your response to prior comment 32 regarding post implementation operation stage, you said “SEE ID has not yet deployed its software, and the related projects are not yet substantially complete and ready for their intended use.” Please reconcile this statement with the disclosure of the current state of software development in the table on page 169 and clarify your disclosures accordingly.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the response to prior comment 32 that “SEE ID has not yet deployed its software, and the related projects are not yet substantially complete and ready for their intended use” was intended to reference the current development projects (Gen 2) referenced in the table on page 163 of the Amendment and not all software. Previous ones are already closed.

Note 7. Equity Incentive Plan, page F-60

16.

Staff’s comment: We note in the table provided in response to prior comment 33, you revised in 2024 the exercise price of certain options. Tell us if you revised the fair value assigned to these options, how you determined the fair value, and reconcile this value to the value established in the Business Combination.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the change in exercise price for Vijayan Nambiar issued on 5/7/2022 was included in our stock comp cumulative catch-up adjustment recorded on 1/1/24. Management considered guidance of ASC 718-20-35-3 through ASC 718-20-35-4 which requires awards with service conditions otherwise probable of vesting, to have modification accounting. However, the incremental compensation cost was calculated using the Black-Scholes option pricing model and was determined to be immaterial. This amount has been included in the $63,082 catch-up recorded on 1/1/24.

Grant Date	Call Option Value at Grant Date
9/1/2021	$0.0077
10/1/2021	$0.0087
5/7/2022	$0.0029
9/1/2022	$0.0022
9/23/2022	$0.0030
1/1/2023	$0.0024
4/4/2023	$0.0029
5/30/2023	$0.0030
8/29/2023	$0.0031
11/21/2023	$0.0004
7/15/2024	$0.5091

The value of the company in the BCA is $130,000,000 assuming fully-diluted shares of 152,909,123 which results in an $0.85 per share value established for common stock in the Business Combination agreement.

Prior to signing the Business Combination Agreement on March 18, 2024, we completed a 409A valuation utilizing Carta Valuations LLC on March 14, 2024 to take into account the terms of the Business Combination Agreement which reflected a discount from the full BCA value to account for the possibility that the transaction doesn’t close to arrive at $0.70 per share of common stock. We used this data point in our Black-Scholes option pricing model to obtain a Call Option Fair Value of $0.51 which will be applied to stock options issued in 2024. As of June 30, 2024 there were no additional stock options issued.

17.

Staff’s comment: We note in your response to prior comments 33 and 35 you concluded the errors were not quantitatively material. Noting that the errors had the effect of under reporting management compensation, with respect to each error please provide us a comprehensive materiality analysis prepared using the guidance is SAB Topic 1:M.[1]

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully refers the Staff to the below analysis.

[1]	NTD: SEE ID to confirm the response and nothing from the memo should remain confidential.

Error 1 – Omitted stock option awards

The discrepancy occurred due to using incomplete information relating to stock options granted when preparing our financial statements with only the information available in our capital management software. Additional records prepared and maintained by our legal staff were subsequently discovered during an internal audit of the original grants and board records.

Management has implemented the following controls to mitigate the risk that future stock options may be incomplete and incorrectly recorded and valued:

a.	All option issuances are reviewed and approved by the appropriate and authorized individual.

b.	The outstanding share control log is updated.

c.	Valuation is independently reviewed and approved prior to entry into the system.

d.	Updates to shareholder records are reviewed and approved by appropriate and authorized individuals prior to posting to the general ledger.

e.	The number of shares issued is reconciled to share register maintained by the Stock Transfer Agent.

Error 2 – Omitted Restricted Stock Awards and fair value differences

Restricted stock awards (“RSAs”) totaling 16,537,500 shares of common stock were incorrectly accounted for due to the use of incorrect fair values of the Company’s common stock on the date of grant and the following additional RSA’s identified after the issuance of the financial statements for the year ended December 31, 2023:

●	Robert Novotny (200,000 shares),

●	Craig Slayter (100,000 shares),

●	Douglas Distaso (100,000 shares), and

●	Jerry Martinez (200,000 shares),

Additionally, the grant date for the 15,937,500 RSAs issued to Charlie Maddox was changed from the previously used grant date of December 8, 2020 to the correct grant date of January 4, 2021.

The fair value of the Company’s common stock at the time the RSAs were granted were updated to reflect corrected valuations of the Company’s common stock value on the date of RSA grants, which had a significant impact on the resulting stock-based compensation expense.

See quantitative and qualitative materiality consideration below.

Accounting Issue Discussion

As the Company is preparing its financial statements in accordance with PCAOB standards, even though a non-public entity, management evaluated the above accounting issues considering ASC 250, Accounting changes and error corrections and SEC guidance provided in SAB 99, Materiality.

Issue 1 - Quantitative factors for materiality

Section M (Materiality), which was added to Topic 1 of Staff Accounting Bulletin No. 99 in August 12, 1990 states, “[t]he staff is aware that certain registrants, over time, have developed quantitative thresholds as “rules of thumb” to assist in the preparation of their financial statements, and that auditors also have used these thresholds in their evaluation of whether items might be considered material to users of a registrant’s financial statements. One rule of thumb suggests that the misstatement or omission of an item that falls under a 5% threshold is not material in the absence of particularly egregious circumstances, such as self-dealing or misappropriation by senior management.”

STAFF ACCOUNTING BULLETIN NO. 108 added Section N to Topic 1 and states that registrants must quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The staff believes that this can be accomplished by quantifying an error under both the rollover and iron curtain approaches and by evaluating the error measured under each approach.

Rollover approach

The rollover approach quantifies a misstatement based on the amount of the error originating in the current year income statement. This approach ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years (i.e., it ignores the “carryover effects” of prior year misstatements).

Under the rollover approach approach, the misstatement would have been quantified as $0 of current year stock compensation expense as the errors originated in prior years. Thus, no adjustment would be needed to correct the financial statements for the period ended June 30, 2024 under the rollover approach.

Iron curtain approach

The iron curtain approach quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current period (June 30, 2024), irrespective of the misstatement’s year(s) of origination.

Under the iron curtain approach, the misstatement would have been quantified as a $129,207 misstatement based on the end of current period balance sheet misstatement. Thus, the adjustment needed to correct the financial statements for the end of period (June 30, 2024) error would be:

Stock Options ($63,082):

●	to increase Additional Paid In Capital (APIC) by $55,424 for additional stock option awards identified

●	to increase Additional Paid In Capital (APIC) by $7,658 for exercise price correction

RSAs ($66,125):

●	to decrease Additional Paid In Capital (APIC) for RSAs issued to Charlie Maddox by $54,438 (from $66,938 to $12,500) with a corresponding decrease (credit) in current year stock compensation expense

●	to increase APIC for RSAs issued to Ed Nabrotzky by $140,250 (from $66,938 to $207,188) with a corresponding increase (debit) in current year stock compensation expense

●	to increase APIC for additional RSAs identified issued prior to 12/31/2023 to Robert Novotny (200,000), Craig Slayter (100,000), Douglas Distaso (100,000) and Jerry Martinez (200,000) with a corresponding increase (debit) in the current year stock compensation expense in the amount of $7,584

Summary of rollover and iron curtain approaches

Error Description	Current Period (June 30, 2024)	Prior Year(s)
Iron Curtain	$ 63,082 – APIC (stock option) $ 66,125 – APIC (RSA issuances) $129,207	$0
Rollover	$0 – additional paid in capital	$ 63,082 – APIC (stock option) $ 66,125 – APIC (RSA issuances) $129,207

The Company’s management applied a quantitative threshold of 5% to the affected financial statement line items to determine if a material misstatement exists from a quantitative perspective.

Error evaluation - Quantitative

Income statement impact consideration

FS Period	Net loss As reported	Iron Curtain (P&L Impact)	Error %	Rollover (P&L impact)	Error %
Six Months ended June 30, 2024	$(3,154,011)	$129,207	4.10%	$0	0%

As shown in the table above, the errors resulted in a less than 5% impact to net loss as reported for the six-months ended June 30, 2024. Loss Per Share for the six-months ended June 30, 2024 as reported was $(0.03) and no change would have resulted from the errors.

Prior period Financial statement perspective

In the table below, Management evaluated the impact of the errors on prior period financial statements. As See ID, Inc. had not obtained an audit prior to the year ended December 31, 2022.

FS Period	Error amount	Total assets As reported	Error %	Total liabilities As reported	Error %	Total Expense As reported	Error %
Year ended December 31, 2022	$90,207	$1,194,747	N/A	$2,270,145	N/A	$1,411,421	6.39%
Year ended December 31, 2023	$129,207	$1,693,559	N/A	$4,647,057	N/A	$2,292,699	5.64%

As shown in the table above, the total of the errors resulted in a slightly higher than 5% impact to total expense as reported for the years ended December 31, 2022 and 2023.

Issue 2 - Qualitative factors for materiality

SAB 99 makes it clear that using a quantitative rule of thumb, such as 5% of net income, is only the first step in assessing materiality and concludes that the Company’s management must also consider qualitative factors in its assessment.

The SEC in SAB 99 provides a non-exhaustive list of qualitative considerations that may be utilized when assessing the materiality of a financial statement error:

a.	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

The erroneous balances noted above are capable of being measured precisely.

b.	whether the misstatement masks a change in earnings or other trends

The misstatements do not change earnings or other trends. The Company remains in a significant loss/deficit position.

c.	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

None noted.

d.	whether the misstatement changes a loss into income or vice versa

The misstatement does not change loss to income.

e.	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

The misstatement does not concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

f.	whether the misstatement affects the registrant’s compliance with regulatory requirements

None noted.

g.	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

None noted.

h.	whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

The misstatements have no impact on management’s compensation as such compensations are based on contractual agreements.

i.	whether the misstatement involves concealment of an unlawful transaction

None noted.

Conclusion

When combined, the misstatements did not result in a 5 percent or greater misstatement of net loss or earnings per share for the six-months ended June 30, 2024, nor were any criteria that might suggest the misstatements were qualitatively material met.

The errors were determined to be immaterial and were corrected and disclosed in the financial statements for the period ended June 30, 2024, with no restatement of prior period financial statements.

General

18.

Staff’s comment: We note your response to comment 5 that Sheldon Paul is a board member who is also an investor in SEE ID and the owner of a partner distribution company, Pope Technologies LLC. We also note that Pope Technologies LLC is SEE ID’s primary distributor. Please file the agreement as an exhibit and include any relevant risk factor disclosure, as appropriate.

Response: The Registrant respectfully acknowledges the Staff’s comment and has filed the agreement as Exhibit 10.10 to the Amendment.

* * *

We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Phyllis Newhouse
Phyllis Newhouse
President
CID Holdco, Inc.

/s/ Edmund Nabrotzky
Edmund Nabrotzky
Chief Executive Officer
SEE ID, Inc.

cc:	Penny Minna, Esq.

DLA Piper LLP (US)